*KW 3/1

[redacted]

13013902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public 2/19/2013

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste A. Stellabott, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Feb. 24, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SUSQUEHANNA FINANCIAL GROUP, LLLP

(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Susquehanna Financial Group, LLLP

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2013

SUSQUEHANNA FINANCIAL GROUP, LLLP

Statement of Financial Condition
December 31, 2012
(dollars in thousands)

ASSETS	
Cash	$ 47
Cash segregated under federal and other regulations	1,500
Receivable from clearing brokers	352,926
Bond interest receivable	5,125
Securities owned - at fair value	543,149
Securities purchased under agreements to resell	27,561
Securities borrowed	305,558
Accrued trading receivables	5,582
Receivable from affiliates	162
Commission receivable	5,110
Fixed assets (net of accumulated depreciation of $4,334)	2,355
Other assets	176
Total assets	$ 1,249,251
LIABILITIES AND PARTNERS' CAPITAL	
Payable to clearing broker	$ 16,276
Bond interest payable	4,312
Securities sold, not yet purchased - at fair value	547,568
Securities sold under agreements to repurchase	107,414
Securities loaned	283,085
Accrued trading payables	2,767
Payable to affiliates	18,210
Accrued compensation	10,785
Guaranteed payments to partners	1,188
Accrued expenses and other liabilities	1,594
Total liabilities	993,199
Partners' capital	256,052
Total liabilities and partners' capital	$ 1,249,251

See notes to statement of financial condition

NOTE A - ORGANIZATION

Susquehanna Financial Group, LLLP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission and its designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as an introducing broker and trades for its own account as a market-maker on the Nasdaq stock exchange. The Entity is owned 99.9% by SFG Holding, LLC and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, commissions and related expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

Depreciation of equipment is computed using the double-declining-balance method over the estimated useful life of the assets.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Repurchase and resale agreements are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements plus accrued interest. The Entity continually monitors the fair value of the underlying securities as compared with the related receivable, including accrued interest, and requests additional collateral where deemed appropriate.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $1,500 has been segregated in a special reserve bank account for the benefit of customers in accordance with the Entity's exemption under Section k(2)(i) of Rule 15c3-3.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a Fair Value Measurement is

(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2 Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2012:

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities/Options/Warrants:				
Market Maker	$ 140	$ 140		
Arbitrage	21,273	21,273		
Debt securities:				
Corporate	434,355		$ 434,355	
Government (Foreign, Treasury)	87,381		87,381	

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts within the same sub-category under each of the "Equities/Options/Warrants" and "Debt securities" categories.

(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities/Options/Warrants:				
Market Maker	$ 34	$ 34		
Arbitrage	4,099	4,099		
Debt securities:				
Corporate	419,819		$ 419,819	
Government (Foreign, Treasury)	123,616		123,616	

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts within the same sub-category under each of the "Equities/Options/Warrants" and "Debt securities" categories.

Equity securities owned, and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 18,655	$ 2,633
Warrants	10	3
Debt securities	521,736	543,435
Options	2,748	1,497
	$ 543,149	$ 547,568

(dollars in thousands)

NOTE F - SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of market value of the applicable securities borrowed or loaned. The Entity monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate. As of December 31, 2012, the securities borrowed and loaned are $305,558 and $283,085, respectively.

Credit risk represents the potential loss that would occur if counterparties related to repurchase agreements and security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE G - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp. and JPMorgan Chase & Co.

At December 31, 2012, substantially all of the securities owned and securities sold, not yet purchased, and the amount receivable from and payable to clearing brokers reflected in the statement of financial condition are securities positions with and amounts due from and to these clearing brokers.

The Entity has agreed to indemnify Merrill Lynch Professional Clearing Corp. for losses that it may sustain from the customer accounts introduced by the Entity. As of December 31, 2012, there were no unsecured amounts owed to the clearing broker by these customers.

NOTE H - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Technology Management, Inc., Susquehanna Business Development, Inc., River Cross Securities LLLP, SIG Brokerage, LP, Susquehanna International Securities Ltd., Susquehanna Investment Management Consulting (Shanghai) Co, Ltd., Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs based on allocations determined at SIG's discretion. Included in payable to affiliates is $10,022 relating to these direct and indirect operating costs.

Susquehanna Technology Management, Inc. ("STMI") provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $415 relating to these services.

Susquehanna Business Development, Inc. performs marketing services for the Entity. Included in payable to affiliates is a payable for these services of $1,145 as of December 31, 2012.

River Cross Securities LLLP executes trades for the Entity and, in turn, receives commissions at various rates. Included in payable to affiliates is a $36 payable for commissions due relating to these services.

(dollars in thousands)

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

SIG Brokerage, LP executes trades for the Entity and, in turn, receives commissions at various rates. Included in payable to affiliates is a $194 payable for commissions due relating to these services.

Susquehanna International Securities Ltd. performs certain investment services for the Entity. Included in payable to affiliates is a $4,485 payable related to these services.

Susquehanna Investment Management Consulting (Shanghai) Co., Ltd. provides consulting services to the Entity. Included in payable to affiliates is a $187 payable related to these services.

The Entity executes trades for various affiliates for which it receives commissions at various rates.

The Entity has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Entity on various exchanges for which the Entity pays a monthly fee of $500, or such other amount as agreed upon by the Entity and Global Execution Brokers, LP. No payable exists as of December 31, 2012.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to 9.5% of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates is licensing fees to Waves Licensing, LLC amounting to $1,734.

Guaranteed payments in 2012 are determined based on certain contributed Partners' capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE I - COMMITMENTS

The Entity is obligated under various non-cancelable leases for office space expiring through August 2015. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year Ending December 31,	
2013	$ 679
2014	686
2015	577
	$ 1,942

Annual rent charges arising from lease commitments may be allocated to affiliates at management's discretion.

NOTE J - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its financial instruments to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of a position will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells

NOTE J - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Entity may buy or sell "high yield" bonds which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. Adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

NOTE K - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, warrants and rights. The following table sets forth the fair value of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2012:

	Approximate Annual Volume (Contracts) *	Fair Value Assets	Fair Value Liabilities	Statement of Financial Condition Location
Options	391	$ 2,748	$ 1,497	Securities owned; Securities sold, not yet purchased
Warrants	4,503	10	3	Securities owned; Securities sold, not yet purchased
Rights	5,083			

* Approximate annual volume of contracts shown are in thousands.

(dollars in thousands)

NOTE L - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007 and presently is associated with open federal examinations for tax years 2007 through 2010. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

NOTE M - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2012, the Entity had net capital of $155,971, which exceeded its requirement of $1,000 by $154,971.